Creating the Premier Provider of
Biotechnology Reagents and Systems
June 12, 2008
Filed by Invitrogen Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Applera Corporation
Commission File No.: 001-04389

Certain statements contained in this presentations are “forward-looking statements” within the meaning of the Private Securities Litigation
Reform Act of 1995, and Invitrogen and Applera intend that such forward-looking statements be subject to the safe harbor created thereby.
Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,”
“will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of  Applied Biosystems, Invitrogen and the combined company. Such forward-looking statements include, but are not limited to, statements relating to financial projections, including revenue and pro forma EPS projections; success in acquired businesses, including cost and revenue synergies; development and increased flow of new products; leveraging technology and personnel; advanced opportunities and efficiencies; opportunities for growth; and expectations of prospective new standards, new delivery platforms, and new selling specialization and effectiveness.  A number of the matters discussed in this press release that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Invitrogen and Applied Biosystems, combined operating and financial data, future research and development plans and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially  from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger;
approval of the merger by the stockholders of Invitrogen and Applied Biosystems and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Invitrogen's and Applera's respective reports filed with the SEC, including Invitrogen's annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008 and Applera's annual report on Form 10-K for the year ended June
30, 2007 and quarterly reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, as
such reports may have been amended. This press release speaks only as of its date, and Invitrogen and Applera each disclaims any duty to update the information herein.
Safe Harbor Statement

Non-GAAP Measurements
This presentation and discussion includes certain financial information which constitute “non-GAAP financial measures” as defined by the SEC.  The GAAP measures which are most directly comparable to these measures, as well as a reconciliation of these measures with the most directly comparable GAAP measures, can be found at www.appliedbiosystems.com or www.invitrogen.com
Additional Information:
This presentation is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Invitrogen and Applied Biosystems expect to file a proxy statement/prospectus as part of a registration statement regarding the proposed transaction with the Securities and Exchange Commission, or SEC.  Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Invitrogen and Applied Biosystems and the proposed transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, 5791 Van Allen
Way, Carlsbad, CA 92011, Attention: Investor Relations or from Applied Biosystems by directing such requests to: Applied Biosystems
Corporation, XXX, Attention: [Investor Relations].  Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the proposed transaction.
Additional Information

Invitrogen and Applera and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed merger when it becomes available. Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at
http://invitrogen.com or Applied Biosystems’s website: at
http://www.appledbiosystems.com.
Participants In The Solicitation

5 Agenda Transaction Overview 1 Strategic Rationale 2 Financial Highlights 3 Next Steps 4

Transaction Overview
Transaction
Structure
Consideration and
Relative Ownership
Approvals
Company Name
Headquarters
Closing
•
Invitrogen will acquire all of the outstanding shares of Applied Biosystems for $38 per share in a combination of cash and stock, for a total value of $6.7 billion
•
Applied Biosystems shareholders will receive approximately 45% of consideration in cash and 55% in Invitrogen common stock for each share of Applied Biosystems common stock they own
•
Invitrogen shareholders will own majority of the company
•
Financing underwritten by Bank of America, UBS and Morgan Stanley
•
Applied Biosystems, Inc.
•
Requires approval by regulatory authorities as well as Invitrogen and Applera shareholders
•
Transaction targeted to close in Fall of 2008
•
Carlsbad, California
•
~9,700 employees
Employees

Board
Composition
Executive
Management
•
9 Invitrogen and 3 Applera board members
Greg Lucier
Chairman, President and CEO
•
Invitrogen CEO and Board Member since May 2003
•
Invitrogen Chairman since April 2004
•
Former Corporate Officer of General Electric Corporation
David Hoffmeister
Senior VP, Finance and CFO
•
Invitrogen Senior VP, Finance and CFO since October 2004
•
Former Senior Partner at McKinsey & Co.
Mark Stevenson
President and Chief Operating Officer
•
Applied Biosystems President and COO since December 2007
•
Joined Applied Biosystems Europe in 1998
Transaction Overview (Continued)

invitrogen

invitrogen

Applied Biosystems

Applied Biosystems

Combining Industry Leaders
• Founded: 1987
• Premier provider of consumable
kits and reagents
• Annual revenue of $1.3 billion
• Leading positions in:
– Cell Culture (GIBCO)
– Labeling and Detection
– Molecular Biology Kits
• ~4,700 employees
• 1,200 patents & licenses
• Carlsbad, CA (HQ)
• Founded: 1981
• Premier provider of genetic analysis &
mass spec systems, reagents & services
• Annual revenue of $2.2 billion
• Leading positions in:
– DNA Sequencing
– PCR / Real-Time PCR
– Mass Spectrometry
• ~5,000 employees
• 2,400 patents & licenses
• Norwalk, CT (Corp. HQ)
Foster City, CA (Op. HQ)

Advance Science to Improve the Human Condition
Shared Vision
Innovate to Solve Customer Workflow Challenges
Deliver Superior Quality and Reliability
Differentiate the Customer Experience
Win Together

Newco Competitive Advantages
New Company Well-Positioned to Benefit From
Macrotrends
Genomics and cell biology
convergence
Translation of technologies to
applied markets
Race to understand human genome
and genetic variations
Growth in emerging geographies
Positioned to capture more of
profit stream
ABI systems + Invitrogen molecular
biology expertise
SOLiD + Invitrogen = pathway
toward $1,000 genome
Combined investment scale
Industry Dynamics

11 Agenda Transaction Overview 2 Strategic Rationale 1 Financial Highlights 3 Next Steps 4

• Highly complementary, best-in-class product offerings
• Broad and extensive commercial network
• Strong platform for expansion into high-growth markets
• Significant value creation opportunities for shareholders
• Strong financial profile
Strategic Rationale
Merger combines the industry's premier consumables provider with the industry's premier systems provider to create a world-class biotechnology tools company that is well positioned to accelerate and drive new discoveries and commercial applications

invitrogen

invitrogen

Applied Biosystems

Applied Biosystems

Best in Class Product Offerings Across All Major
Biological Disciplines…
• ChargeSwitch®
nucleic acid prep
• SYBR ® Green
• Gateway ® &
TOPO ® cloning
Gene Regulation Proteomics Cell Biology Genomics
• SuperScript ®
reverse
transcription
• Lipofectamine ®
transfection
• Novex ® gels,
stains,
standards
• iBlot™ western
blotting
• Molecular
Probes ® labels
• Invitrogen
immunoassays
• Gibco ® media
•
TaqMan®
chemistry
• SOLiD™ and CE
sequencing
• RT-PCR / PCR
•
Ambion®
reagents
• Ambion ® RNAi
• SOLiD™ and
CE sequencing
• RT-PCR
• MALDI TOF/TOF™
• Q TRAP ®
• iTRAQ ® / mTRAQ™
peptide labels
• cAMP-Screen ®
chemilum.
assays

…With Highly Complementary Revenue Streams…
Consumables
& Services*
60%
Mass Spec
Instruments
19%
Instrument
Reagent
Systems
21%
Consumables
& Services*
74%
Mass Spec
Instruments
12%
Instrument
Reagent
Systems
14%
Consumables
& Services*
99%
Instrument
Reagent
Systems
1%
IVGN Revenues ABI Revenues Newco Revenues
Diversified Portfolio of High Margin Products
+ =
*includes IP royalties

invitrogen

invitrogen
Applied Biosystems

Applied Biosystems

… Enables Combined Company to Create New End-to-
End Workflow Solutions
Sample Prep
Detection /
Analysis
Data
Interpretation
Sample Processing
• Innovate around workflows
• Serve customers holistically

$112
$190
IVGN (1) ABI (2)
Patents & Licenses
1,200
2,400
IVGN ABI
R&D Investment
(in millions)
R&D Investment
(% of revenue)
8.5%
11.4%
IVGN ABI (2,3)
(2) FY2008 Estimate
(3) excludes mass spec revenue
Leading investment in R&D provides significant scale for developing breakthrough innovations
Innovation Engine Supported by Significant Scale
(1) FY2007 Actuals
(2) FY2008 Estimate

invitrogen

invitrogen

Applied Biosystems

Applied Biosystems

• Excels at repeat business
• e-Commerce expertise
• 1,000+ supply centers
• Strong relationships with
bench scientists
• Excels at systems sales
• Global service infrastructure
• Presence beyond life sciences
• High level customer
relationships
• Approximately 3,000 sales & service personnel
• Fully capture lifetime value of customer revenue
• Enhanced customer service levels
• Global coverage
• Scale at all customers
Broad and Extensive Commercial Network with
Complementary Skills

invitrogen

invitrogen	✔✔✔	✔	✔	✔✔
Applied Biosystems	✔	✔✔✔	✔✔✔	✔✔

Applied Biosystems

Market
Size
Market
Growth
Capabilities:
Applied
Markets
$9B
Low double
digits
Emerging
Geographies
$1B
Midteen’s
Cell
Biology
$6B
High single
digits
Next Gen
Sequencing
>35%
$200M
Strong Platform for Expansion Into High
Growth Markets

invitrogen™

Others
13%
Promega
2%
Qiagen
2%
Cell Signaling
Technology
3%
BD Biosciences
3%
Fisher Scientific
Sigma

invitrogen™	Applied Biosystems
✔✔✔	✔✔
✔	✔✔✔
✔✔✔	✔
✔✔✔	✔

Applied Biosystems

New Company Will Have Capabilities to Offer Complete
Solutions in Key Cell Biology Workflows
$8.2B
$6.3B
2010 2007
Key Growth Points:
•Disease relevant cells and cell inputs
•Stem cells and cell therapy
•Multiplexing and bench top instrumentation
9% CAGR
IVGN
63%
Best Cell Biology Supplier:
Market Size
Capabilities/Presence:
Content & Reagents
Systems Expertise
Cells & Cell Control
Customer Access

invitrogen

invitrogen	Applied Biosystems

Applied Biosystems

Applied Markets Represent Attractive Growth
Opportunity
700
800
400
800
1,100
1,100
2,700
2,400
$9.2B
1,200
600
1,400
1,300
3,700
3,400
$12.4B
2010
Other
Forensics
QA / QC
AgBio
Food Safety
Histology/Cytology
Molecular Dx
2007
Source:   Kalorama, Global Strategic Business, Frost and Sullivan, Consultant Reports
Key Growth Points:
•Conversion to molecular testing
•New content/biomarkers
•Distributed testing
10%+ CAGR
Capabilities/Presence:

17 gigs and beyond
The SOLiD Generation Delivers
Learn More

“Genomic Revolution”
• Improved diagnostics & disease
management
• Transformed clinical trials … right
treatments for right patients
• Genomic baseline at birth …
educated consumer and lifestyle
choices improve human condition
Next Generation Sequencing Driving New
Discoveries…
SOLiD Platform
• Highest output/run of any platform
• 2 base encoding yields highest accuracy
of all short-read NGS platforms
• Best in class field service and support
yielding rapid sales uptake
• Combining company capabilities further
platform with:
• Improved front end (“walk away”)
• Optimized reagents (labeling &
molecular biology expertise)
Driving
toward
$1,000
genome

Increased validation
by RT-PCR
Genomic Analysis Drives Downstream Revenue
SOLiD™ drives down
the cost of rare SNP
/expressor discovery
Application to
therapeutics
/diagnostics
Increase in cell
biology research to
understand gene
products in context
More questions

23 Agenda Transaction Overview 3 Strategic Rationale 1 Financial Highlights 2 Next Steps 4

• At least $125 million annual cost savings by 3
rd
year
– Raw material synergies
– Overhead redundancies
– Facility rationalizaton
– R&D scale
• At least $50 million annual Operating Income from revenue
synergies by 3
rd
year
– Cross selling/channel synergies
– Penetration of new markets
– New joint products
Significant Opportunities for Value Creation…
$175 million of Synergies
~$60 million of total synergies realized in 2009

• ~$3.5 billion in
combined LTM
revenue
• Strong EBITDA
and operating
cash flow
contribution
• Intent to quickly
repay debt
LTM March 31, 2008
$803
23%
$480
22%
$323
24%
Operating Cash Flow
as % of Revenue
$859
25%
$490
23%
$369
28%
EBITDA
(1)
as % of Revenue
$3,496 $2,173 $1,323 Revenue
ProForma
Applied
Biosystems Invitrogen ($mm)
Strong Financial Profile
(1) Non-GAAP measure

Revenue Diversified Across Segments…
…with a significant contribution from high-margin consumables
Rev. By End Markets Rev. By Product Mix
Industry &
Other
20%
Pharma &
Biotech
30%
Academic
& Govt
50%
Rev. By Geography
United
States
44%
Europe
34%
APAC
16%
Other
6%
Consumables
& Services
74%
Mass Spec
Instruments
12%
Instrument
Reagent
Systems
14%

2009 Financial Goals
$2.60+
(2)
Non-GAAP EPS
(1)
Mid single digits Organic Revenue Growth
2009E
Notes:
(1) Non-GAAP EPS excludes certain acquisition related costs, including amortization of intangible assets, business integration and other expenses.
(2) Neutral to slightly accretive to 2009 Street estimates

28 Agenda Transaction Overview 4 Strategic Rationale 1 Financial Highlights 2 Next Steps 3

Next Steps
• Approvals
– Invitrogen and ABI shareholder approval
– HSR, ECMR and other regulatory approval
– Expected close:  Fall of 2008
• Integration Roadmap
– Project management team put in place immediately
– Upon closing:
• Reagent businesses combined quickly and smoothly
• Instrument businesses will largely be left stand alone, except for joint R&D projects which will commence immediately
• Cost savings programs implemented

Experienced Management Teams Will Deliver on Deal
Promise
• Invitrogen team:
– Executed upon significant improvements to financial profile in
<2 years
– >30% shareholder returns in last 5 years
– Integrated 15 acquisitions in 3 years
– On track to deliver 7 consecutive quarter of strong organic growth and double digit earnings growth
• Applied Biosystems team:
– Long industry leadership in DNA, small molecule and protein-
based systems
– Significant margin expansion and operational improvements in last 3 years
th

• Highly complementary, best-in-class product offerings
• Broad and extensive commercial network
• Strong platform for expansion into high-growth markets
• Significant opportunities for value creation for shareholders
• Strong financial profile
Strategic Rationale
Merger combines the industry's premier consumables provider with the industry's premier systems provider to create a world-class biotechnology tools company that is well positioned to accelerate and drive new discoveries and commercial applications